Exhibit (k)(7)

TRANSFER AGENCY AND REGISTRAR SERVICES AGREEMENT

This Transfer Agency and Registrar Services Agreement (this “Agreement”), dated as of March 17, 2015 is between The New Ireland Fund, Inc., a Maryland corporation (the “Company”) and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (“AST”).

1.   Appointment as Transfer Agent. The Company hereby appoints AST to act as sole transfer agent and registrar for the common stock of the Company and for any such other securities as set forth in Exhibit A hereto (which the Company shall update as necessary to keep complete and accurate) and as the Company may request in writing (the “Shares”) in accordance with the terms and conditions hereof, and AST hereby accepts such appointment. In connection with the appointment of AST as transfer agent and registrar for the Company, the Company shall provide AST: (a) Specimens of all forms of outstanding stock certificates, in the forms approved by the board of directors of the Company, with a certificate of the secretary of the Company as to such approval; and (b) A copy of the articles of incorporation and by-laws of the Company and, on a continuing basis, copies of all material amendments to such articles of incorporation or by-laws made after the date of this Agreement (such amendments to be provided promptly after such amendments are made). As transfer agent and registrar for the Company, AST shall perform the services set out in the Service Addendum attached as Exhibit B hereto.

2.   Additional Services. AST may provide further services to, or on behalf of, the Company as may be agreed upon between the Company and AST. Should AST so elect, AST shall be entitled to provide services to reunify shareholders with their assets, provided the Company incurs no additional charge for such services. Furthermore, AST shall provide information agent and proxy solicitation services to the Company on terms to be mutually agreed upon by the parties hereto.

3.   Company Representations and Warranties.

a.   The Company represents and warrants to AST that: (i) it is a corporation duly organized and validly existing and in good standing under the laws of the state of its incorporation; (ii) it is empowered under applicable laws and governing instruments to enter into and perform this Agreement; and (iii) all corporate proceedings required by such governing instruments and applicable law have been taken to authorize it to enter into and perform this Agreement.

b.   All shares issued and outstanding as of the date hereof, or to be issued during the term of this appointment, are/shall be duly authorized, validly issued, fully paid and nonassessable. All such shares are (or, in the case of shares that have not yet been issued, will be) duly registered under the Securities Act of 1933 and the Securities Exchange Act of 1934. Any shares not so registered were or shall be issued or transferred in a transaction or series of transactions exempt from the registration provisions of the relevant law, and in each such issuance or transfer, the Company was or shall be so advised by its legal counsel and all shares issued bear all appropriate legends.

c.   The Company shall promptly advise AST in writing of any change in the capital structure of the Company, and the Company shall promptly provide AST with board resolutions authorizing any recapitalization of the Shares or change in the number of issued or authorized Shares.

4.   AST’s Reliance.

a.   AST may act and rely on, and shall incur no liability and shall be fully indemnified by the Company from any liability whatsoever in acting in accordance with, written or oral instructions received from any person it believes in good faith to be an officer, authorized agent or employee of the Company, unless prior thereto (i) the Company shall have advised AST in writing that it is entitled to act and rely only on written instructions of designated officers of the Company; (ii) it furnishes AST with an appropriate incumbency certificate for such officers and their signatures; and (iii) the Company thereafter keeps such designation current with an annual (or more frequent, if required) re-filing. AST may also act and rely on advice, opinions or instructions received from the Company’s legal counsel. AST may, in any event, act and rely on advice received from its legal counsel.

b.   AST may act and rely on, and shall incur no liability and shall be fully indemnified by the Company from any liability whatsoever in acting in accordance with: (i) any writing or other instruction believed by it in good faith to have been furnished by or on behalf of the Company or a holder of one or more Shares (a “Shareholder”), including, but not limited to, any certificate, instrument, opinion, notice, letter, stock power, affidavit or other document or security; (ii) on any statement of fact contained in any such writing or instruction which AST in good faith does not believe to be inaccurate; (iii) on the apparent authority of any person to act on behalf of the Company or a Shareholder as having actual authority to the extent of such apparent authority; (iv) on the authenticity and genuineness of any signature (manual or facsimile) appearing on any writing, including, but not limited to, any certificate, instrument, opinion, notice, letter, stock power, affidavit or other document or security; and (v) on the conformity to original of any copy. AST shall further be entitled to rely on any information, records and documents provided to AST by a former transfer agent or former registrar on behalf of the Company.

5.   Compensation. AST shall be entitled to reasonable compensation for all services rendered and shall be reimbursed for all expenses incurred, including without limitation legal costs and costs of responding to subpoenas related to the Company’s records (regardless of whether AST is still an Agent for the Company) in connection with its acting as Agent. In the event that the scope of services to be provided by AST is increased substantially, the parties shall negotiate in good faith to determine reasonable compensation for such additional services. In the event that the Company, without terminating this Agreement in its entirety, retains a third-party to provide services already provided hereunder, the Company shall pay to AST a reasonable fee to compensate AST for costs associated with interfacing with such third-party as mutually agreed upon by the Company and AST. On termination of its services as Agent, AST shall be entitled to reasonable additional compensation for the service of preparing records for delivery to the successor agent or to the Company, and for forwarding and maintaining records with respect to certificates received after such termination.

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6.   Performance of Services. In the event that the Company commits any breach of its material obligations to AST, including non-payment of any amount owing to AST, and such breach remains uncured for more than forty-five (45) days, AST shall have the right to terminate or suspend its services upon notice to the Company. During such time as AST may suspend its services, AST shall have no obligation to act as transfer agent and/or registrar on behalf of the Company and AST shall have no duties to act in such capacity. Such suspension shall not affect AST’s rights under this Agreement. On termination of the appointment of AST for any reason, AST will perform its services in assisting with the transfer of records in a diligent and professional manner.

7.   AST as Distributor of Funds. All funds received by AST for distribution on behalf of the Company will, if so requested, be deposited by AST in a segregated bank account. The Company, which will, upon request, be given a copy of the bank’s statements for such account, shall have the responsibility to reconcile such account. The Company shall also have the responsibility to discharge all escheat obligations relating to such funds. If so requested by AST, the Company shall, at its expense, furnish AST with a written opinion of its legal counsel regarding such obligations.

8.   Overissue. If AST receives a stock certificate not reflected in its records, AST will research records, if any, delivered to it upon its appointment as transfer agent from a prior transfer agent (or from the Company). If such records do not exist or if such certificate cannot be reconciled with such records, then AST will notify the Company. If neither the Company nor AST is able to reconcile such certificate with any records (so that the transfer of such certificate on the records maintained by AST would create an overissue), the Company shall within sixty (60) days either: (i) increase the number of its issued Shares, or (ii) acquire and cancel a sufficient number of issued Shares, to correct the overissue.

9.   Confidentiality. AST acknowledges that it will acquire information and data from the Company, and such information and data are confidential and proprietary information of the Company (collectively, “Confidential Information”). Confidential Information may include, but shall not be limited to, information related to clients, business plans, shareholders, business processes, and other related data, all in any form whether electronic or otherwise, that AST acquires in connection with this Agreement. Confidential Information will not include, however, any information that (i) was in the possession of AST at the commencement of the services contemplated under this Agreement, (ii) became part of the public domain through no fault of AST or (iii) became rightfully known to AST or its affiliates through a third party with no obligation of confidentiality to the Company, or (iv) is independently developed by AST. AST agrees not to disclose the Confidential Information to others (except as required by law or permitted by AST’s privacy policy then in effect) or use it in any way, commercially or otherwise, except in performing services hereunder, and shall not allow any unauthorized person access to the Confidential Information. AST further agrees to exercise at least the same degree of care as it uses with regard to its own confidential information, but in no event less than reasonable degree of care, in protecting the Confidential Information.

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10. Limitations on AST's Responsibilities. AST shall not be responsible for the validity of the issuance, presentation or transfer of stock; the genuineness of endorsements; the authority of presenters; or the collection or payment of charges or taxes incident to the issuance or transfer of stock. AST may, however, delay or decline an issuance or transfer if it deems it to be in its or the Company’s best interests to receive evidence or assurance of such validity, authority, collection or payment. AST shall not be responsible for any discrepancies in its records or between its records and those of the Company, if it is a successor transfer agent or successor registrar, unless no discrepancy existed in the records of the Company and any predecessor transfer agent or predecessor registrar. AST shall not be deemed to have notice of, or be required to inquire regarding, any provision of the Company’s charter or by-laws, any court or administrative order, or any other document, unless it is specifically advised of such in a writing from the Company, which writing shall set forth the manner in which it affects the Shares. In no event shall AST be responsible for any transfer or issuance not effected by it.

11. Limitations on AST’s Liability. In no event shall AST have any liability for any incidental, special, statutory, indirect or consequential damages, or for any loss of profits, revenue, data or cost of cover. AST’s liability arising out of or in connection with its acting as Agent for the Company shall not exceed the aggregate amount of all fees (excluding expenses) paid under this Agreement in the twelve (12) month period immediately preceding the date of the first event giving rise to liability.

12. Indemnities. From and at all times after the date of this Agreement, the Company covenants and agrees to defend, indemnify, reimburse and hold harmless AST and its officers, directors, employees, affiliates and agents (each, an “Indemnified Party”) against any actions, claims, losses, liability or reasonable expenses (including legal and other fees and expenses) incurred by or asserted against any Indemnified Party arising out of or in connection with entering into this Agreement, the performance of AST’s duties thereunder, or the enforcement of the indemnity hereunder, except for such losses, liabilities or expenses incurred as a result of an Indemnified Party’s gross negligence, bad faith or willful misconduct. The Company shall not be liable under this indemnity with respect to any claim against an Indemnified Party unless the Company is notified of the written assertion of such a claim, or of any action commenced against an Indemnified Party, promptly after AST shall have received any such written information as to the nature and basis of the claim; provided, however, that failure by AST to provide such notice shall not relieve the Company of any liability hereunder if no prejudice occurs. All provisions regarding indemnification, liability and limits thereon shall survive the termination of this Agreement.

13. Force Majeure. AST is not liable for failure or delay in the performance of its obligations under this Agreement if such failure or delay is due to causes beyond its reasonable control, including but not limited to Acts of God (including fire, flood, earthquake, storm, hurricane or other natural disaster), war, invasion, act of foreign enemies, hostilities (regardless of whether war is declared), civil war, rebellion, revolution, insurrection, military or usurped power or confiscation, terrorist activities, nationalization, government sanction, blockage, embargo, labor dispute, strike, lockout or interruption or failure of electricity or telephone service or any other force majeure event. The Company is not entitled to terminate this Agreement under Section 6 (Performance of Services) in such circumstances.

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14. No Third Party Beneficiaries. The provisions of this Agreement are intended to benefit only AST and the Company and their respective successors and assigns. No rights shall be granted to any other person by virtue of this Agreement, and there are no third party beneficiaries of this Agreement.

15. Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of New York, without giving effect to the conflict of laws principles thereof.

16. Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the United States District Court for the Southern District of New York shall have the sole and exclusive jurisdiction over any such proceeding. If such court lacks federal subject matter jurisdiction, the parties hereto agree that the Supreme Court of the State of New York within New York County shall have sole and exclusive jurisdiction. Any final judgment shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept service of process to vest personal jurisdiction over them in any of these courts. Each party hereto irrevocably and unconditionally waives any right to a trial by jury and agrees that any of them may file a copy of this section of this Agreement with any court as written evidence of the knowing, voluntary and bargained-for agreement among the parties hereto irrevocably to waive the right to trial by jury in any litigation related to or arising under this Agreement.

17. Assignment. AST may assign this Agreement or any rights granted thereunder, in whole or in part, either to affiliates, another division, subsidiaries or in connection with its reorganization or to successors of all or a majority of AST’s assets or business without the prior written consent of the Company.

18. Term: The initial term of this Agreement shall be one (1) year from the date hereof and the appointment shall automatically be renewed for further one (1) year successive terms without further action of the parties, unless written notice is provided by either party at least ninety (90) days prior to the end of the initial or any subsequent one (1) year period. The term of this appointment shall be governed in accordance with this paragraph, notwithstanding the cessation of active trading in the capital stock of the Company.

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19. Notices. The address of the Company to which notices may be sent is c/o BNY Mellon Center, One Boston Place, 201 Washington Street, 34th Floor, Boston, MA 02109. The address of AST to which notices may be sent is 6201 15th Avenue, Brooklyn, New York 11219, Attention: General Counsel

AMERICAN STOCK TRANSFER		THE NEW IRELAND FUND, INC.
& TRUST COMPANY, LLC

By:	/s/ Carlos Pinto	By:	/s/ Lelia Long
	Name: Carlos Pinto		Name:	Lelia Long
	Title: Senior Vice President		Title:	Treasurer

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EXHIBIT A

The Company is authorized to issue the following shares/units:

Class of Stock	Par Value	Number of Shares/Units Authorized
Common Stock	$0.01 per share	20,000,000

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EXHIBIT B

AST Confidential and Proprietary Information –Version February 2014

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SCOPE OF SERVICES

SERVICE ADDENDUM

ACCOUNT MAINTENANCE AND RECORDKEEPING

•	Open new accounts, consolidate and close shareholder accounts
•	Maintain all shareholder accounts
•	Process address changes, including seasonal addresses
•	Place, maintain and remove stop transfers
•	Post all debit and credit certificate transactions
•	Perform social security solicitation
•	Handle shareholder and broker inquiries, including internet correspondence
•	Respond to requests for audit confirmations

REGULATORY COMPLIANCE

•	Issue audit confirmations to company's auditors
•	Furnish escheatment reports to various state agencies
•	Perform OFAC searches
•	Perform SEC-mandated lost shareholder searches

ABANDONED PROPERTY AND ESCHEATMENT

•	Establish, on company's behalf, compliance with unclaimed property requirements for individual state jurisdictions
•	Process and distribute data records and shareholder property according to current state statutes and regulations

STOCK AUDIT/CONTROL BOOK FUNCTIONS

•	Maintain accurate records of outstanding shares
•	Respond to requests for audit confirmations
•	Allow clients web access to the total outstanding share balances for any date after 1996 and/or a list of transactions affecting outstanding shares within a specified date range
•	Track client-specified reserve accounts

CERTIFICATE AND SECURITY ISSUANCE FUNCTIONS

•	Process all routine transfers
•	Post all debit and credit certificate transactions
•	Issue stock certificates
•	Create book entry DRS positions
•	Participate in the DRS profile system, allowing broker "sweeps" of registered positions
•	Interface electronically with DTC/CEDE & CO.
•	Mail newly-issued certificates and/or DRS advices to shareholders
•	Replace lost or stolen certificates
•	Issue and registering all stock certificates
•	Issue stock options through the DWAC System. Optionee accounts at brokerage houses are credited the same day that instructions are received
•	Process legal transfers and transactions requiring special handling
•	Provide e-mail access for the same day issuance of stock options
•	Provide daily reports of processed transfers

SCOPE OF SERVICES

SERVICE ADDENDUM

REPORTING

•	Email daily of all transfer activity detail to company designated personnel
•	Furnish unlimited shareholder list, sorted by company-designated criteria
•	Provide unlimited sets of mailing labels

LISTS AND MAILINGS

•	Enclosing multiple proxy cards to same household in one envelope
•	Monitoring and suppressing undeliverable mail until correct address is located
•	Furnishing unlimited shareholder lists, in any sequence
•	Providing geographical detail reports of all stocks issued/surrendered over a specific period
•	Providing unlimited sets of mailing labels

WEB-BASED ORIGINAL ISSUANCE (OI)/DWAC SYSTEM

•	Facilitate Deposit/Withdrawal At Custodian (DWAC) and original issuances may be initiated from the client's desktop via the internet
•	Credit (generally) DWACs within one hour of receipt
•	Facilitate client-entry of data for original issuance, ensuring that information is presented exactly as requested
•	All multiple requests to be submitted on the same form at the same time
•	Generate instant e-mail notification of submissions
•	Notify client via email when matching broker instructions have not been received
•	Provide designated brokers the ability for brokers to log into the system and track the status of company-submitted items
•	Report daily and monthly transactions via e-mail
•	Enforce a built-in security procedure

TECHNOLOGY AND INTERNET ACCESS

Shareholders via the Internet

•	Retrieve account information (including outstanding certificates and checks) 24 hours a day, 7 days a week
•	Review frequently asked questions, including transfer requirements.
•	Download forms (e.g., affidavit of domicile, form W8/W9, letters of transmittal, stock power, etc.)
•	Change account addresses
•	Replace lost, stolen or non-received stock certificates
•	Obtain a duplicate 1099 tax form
•	Sign up for electronic delivery (for example proxy materials)
•	Request a certificate for shares held in book-entry or plan form
•	Review concise and plain-english descriptions of current corporate actions and other significant company events
•	Send e-mail inquiries concerning their account, or conduct an online chat session with one of our service representatives

SHAREHOLDERS VIA THE INTERACTIVE VOICE RESPONSE (IVR)

•	Obtain account-specific information, including account balance
•	Execute plan transactions, including sales and certification requests
•	Request a duplicate 1099 form, with delivery via mail or fax
•	Request a transfer package, with delivery via mail or fax
•	Request forms to effect address changes, check replacements, stock certificate replacements, and/or direct deposit enrollments
•	Obtain information pertaining to current corporate actions or other significant company events

SCOPE OF SERVICES

SERVICE ADDENDUM

SHAREHOLDER (INQUIRIES)

•	Distribute "welcome" material to new shareholders
•	Provide unlimited assistance to shareholders related to their securities holdings as they initiate account inquiries or perform transactions, including:
-	Guidance through common transactions
-	Explanations for transaction rejections and the corrective steps required to complete their request
•	Provide 24/7 account access via the internet and IVR telephonic system (unlimited)
•	Provide toll-free 800 number for shareholder-initiated telephone inquiries to our call center

CLIENT-DESIGNATED PERSONNEL VIA THE INTERNET

•	View and download detailed shareholder data, including: name, address of record, account number(s), number of shares held in certificate and book-entry form, historical dividend-related information and cost basis reporting information.
•	Obtain total outstanding share balances for any date after 1996 and/or a list of transactions affecting outstanding shares within a specified date range
•	Utilize our reporting tool to generate comprehensive reports in a real-time environment, with immediate e-mail delivery
•	Issue stock options and effect delivery through the DWAC system
•	Update company profile and corporate information

AST’s Control Books Tracking

-	Access the number of outstanding shares as of any given date
-	Elect to receive daily emails of control books information
-	Access transactions affecting the number of outstanding shares in a client-specified date range

AST’s Proxy Central

-	Proxy reports (either summary or detail) by proposal
-	Voting status on the fifty largest accounts
-	Shareholders attending your annual meeting
-	DTC position listing
-	Broker voting detail

ANNUAL SHAREHOLDER MEETING

•	Process proxy votes for routine/non-routine meetings
•	Imprint shareholders' name on proxy cards
•	Mail material to shareholders
•	Prepare and transmit daily proxy tabulation reports to the company via email
•	Provide certified shareholder list via hard copy/CD-ROM per request
•	Facilitate proxy distribution mailing

DIVIDEND DISBURSEMENT

•	Confirm in writing that the dividend notice was received
•	Prepare and calculate dividend payments
•	Coordinate the mailing of dividend checks and enclosures to the shareholders
•	Furnish one copy of the dividend register, hard copy or CD-ROM (if requested)
•	Answer shareholder inquiries relative to dividend payments
•	Place stop payment orders on reported lost dividend checks

SCOPE OF SERVICES

SERVICE ADDENDUM

•	Issue replacement dividend checks/sales checks
•	Provide copies of paid dividend checks upon request
•	Reconcile the dividend disbursing accounts maintained by AST
•	Report annual dividend income to shareholders on IRS form 1099-DIV
•	File annual tax information electronically to the internal revenue service.
•	Withhold and remit backup withholding taxes as required by the internal revenue service
•	Withhold foreign tax and file foreign tax reports as required by the internal revenue service.
•	Maintain custody and control of all undeliverable checks and forward returned items to shareholders upon notice of a current address

INVESTMENT PLAN ADMINISTRATION

•	Handle reinvestment and/or cash investment transactions for all plan participant accounts
•	Prepare and mail or transmit a year to date detailed dividend reinvestment statement to each plan participant
•	Maintain plan accounts and establish new participant accounts via internet and mail
•	Provide for direct debit of shareowner accounts for optional cash, as required
•	Process book-to-book transfers and partial and full share sales
•	Process termination and withdrawal requests by internet, mail or telephone
•	Provide safekeeping for shares in the plan
•	Handle all plan inquiries
•	Prepare and mail tax form 1099/1099B/1042 to participants and related filings with the IRS
•	Mail or transmit prospectus and enrollment package as requested by potential or existing shareowners
•	Oversee the fulfillment process for potential new investors

DIVIDEND REINVESTMENT PLAN ADMINISTRATION

•	Open and maintain participant accounts
•	Acknowledge and process reinvestment, direct debit and optional cash payments
•	Mail quarterly dividend reinvestment statements within 24 hours of payable date
•	Correspond with plan participants
•	Mail proceeds to plan participants liquidating or terminating the plan
•	Mail year-end tax information to plan participants and the IRS
•	Provide periodic investment reports to the company
•	Process applicable cash distribution payments
•	Prepare and mailing checks to shareholders
•	Insert all required enclosures
•	Process ach/direct deposit payments and mailing acknowledgments
•	Issue replacement checks
•	Apply integrated reconciliation programs
•	Provide check registers to company in pdf format
•	Produce all applicable tax forms
•	Mail year-end 1099 forms to shareholders
•	Furnish year-end 1099 tax forms to shareholders
•	Replace lost 1099 tax forms to shareholders
•	Furnish appropriate escheatment reports to various state agencies